UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Virgin Mobile USA, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92769R108

(CUSIP Number)

Joshua Bayliss

Virgin Management Ltd.

The School House

50 Brook Green

London W6 7RR

United Kingdom

+44 (0)20 7313 2011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92769R108

1.	Names of Reporting Persons. Corvina Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 25,851,770.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Cortaire Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 229
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Gamay Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 25,851,770.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Virgin Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 25,851,770.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Sir Richard Branson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 25,851,770.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Cougar Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 25,851,770.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Plough Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 25,851,770.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.

Names of Reporting Persons.

            Deutsche Bank Trustee Services (Guernsey) Limited (solely in its capacity as trustee for

            The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust,

            The Leo Trust and The Gemini Trust)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 25,851,770.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. RBC Trustees (CI) Limited (solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 52,044,315
9. Sole Dispositive Power 25,851,770.5
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,044,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 62.7%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 12, 2008 (the “Schedule 13D”) by Corvina Holdings Limited (“Corvina”), a British Virgin Islands corporation; Cortaire Limited (“Cortaire”), a British Virgin Islands corporation; Gamay Holdings Limited (“Gamay”), a British Virgin Islands corporation; Virgin Group Holdings Limited (“VGHL”), a British Virgin Islands corporation; Sir Richard Branson (“Richard Branson”), a citizen of the United Kingdom; Cougar Investments Limited (“Cougar”), a Jersey company; Plough Investments Limited (“Plough”), a Jersey company; Deutsche Bank Trustee Services (Guernsey) Limited (“DBTSGL”), a company governed under the laws of Guernsey, solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (such trusts collectively referred to as the “DB Trusts”); and RBC Trustees (CI) Limited (“RBC Trustees”), a Jersey company, solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust (such trusts collectively referred to as the “RBC Trusts”, and together with the DB Trusts, the “Trusts”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 16, 2007, an aggregate of 15,999 Restricted Stock Units was granted to directors of the Issuer who are employed by the Virgin Group in connection with the Issuer’s regular director compensation arrangements. In connection with the vesting of 25% of the Restricted Stock Units on October 10, 2008 and pursuant to arrangements between the Virgin Group and such directors, Corvina, using corporate funds, purchased from the directors the shares deliverable upon such vesting for an aggregate of $3,679.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

As of the filing date of this Amendment, each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of 52,044,315 (see row 8 of each cover page) shares of the Issuer’s Class A Common Stock representing 62.7% (see row 13 of each cover page) of the Issuer’s outstanding Class A Common Stock as of the filing date of this Amendment (assuming that all common units of VMU Opco have been converted into shares of Class A Common Stock of the Issuer) and (ii) the power to direct the disposition of the number of shares of Class A Common Stock set forth on row 9 of each cover page for the reasons set forth below:

1. The Virgin Group (“Virgin Group” refers to Virgin Group Holdings Limited and its affiliated entities), Sprint and SK Telecom may be deemed to have beneficial ownership of 52,044,315 shares of Class A Common Stock, as a result of Corvina, Cortaire, Sprint and SK Telecom being parties to the Amended and Restated Stockholders’ Agreement. The Virgin Group does not, however, affirm the existence of any group with Sprint or SK Telecom.

2. Beneficial ownership of 52,044,315 shares of Class A Common Stock is based on (i) 22,795,532 shares of Class A Common Stock held by the Virgin Group and 10,999,373 shares of Class A Common Stock held by SK Telecom (issued following SK Telecom’s election to exchange a limited partnership interest in VMU Opco (an indirect, majority-owned subsidiary of the Issuer) for 10,999,373 shares of Class A Common Stock pursuant to a Conversion Notice dated November 21, 2008), plus (ii) 1 share, in the case of Cortaire, and 115,061 shares, in the case of the other members of the Virgin Group, of Class A Common Stock that may be acquired by such reporting persons upon the conversion of their shares of Class C common stock, par value $0.01 per share (“Class C Common Stock”), plus (iii) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco, held by Sprint, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer, plus (iv) 5,882,353 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock of the Issuer owned by Virgin Group and SK Telecom, subject to stockholder approval of the Issuer, plus (v) one share of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”) held by Sprint, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which Sprint’s limited partnership interest in VMU Opco is exchangeable, plus (vi) 193,368 shares of Class A Common Stock beneficially owned by Helio, Inc., currently controlled by SK Telecom, issued in connection with the closing of the transactions pursuant to the Transaction Agreement.

3. 62.7% is based on (i) 53,707,076 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2008 (as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2008) and 10,999,373 shares of Class A Common Stock held by SK Telecom (issued following SK Telecom’s election to exchange a limited partnership interest in VMU Opco (an indirect, majority-owned subsidiary of the Issuer) for 10,999,373 shares of Class A Common Stock pursuant to a Conversion Notice dated November 21, 2008), plus (ii) 1 share, in the case of Cortaire, and 115,061 shares, in the case of the other members of the Virgin Group, of Class A Common Stock that may be acquired by such reporting persons upon the conversion of their shares of Class C Common Stock, plus (iii) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco held by Sprint, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer, plus (iv) 5,882,353 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock of the Issuer owned by Virgin Group and SK Telecom, subject to stockholder approval of the Issuer, plus (v) one share of the Issuer’s Class B Common Stock held by Sprint, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which Sprint’s limited partnership interest in VMU Opco is exchangeable, plus (vi) 193,368 shares of Class A Common Stock beneficially owned by Helio, Inc., currently controlled by SK Telecom, issued in connection with the closing of the transactions pursuant to the Transaction Agreement.

4. Each of the Reporting Persons other than Corvina and Cortaire does not directly own any shares of Class A Common Stock or shares of Class C Common Stock or Series A Preferred Stock convertible into Class A Common Stock nor any other securities of the Issuer. However, each of the Reporting Persons has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to the voting, or disposal, of the Class A Common Stock held by Corvina and Cortaire. Corvina and Cortaire directly hold the shares of Class A Common Stock and have the direct power to vote and dispose of such shares. Cortaire is a wholly-owned subsidiary of Corvina. Approximately 87% of Corvina is held directly by VGHL. The remaining 13% of Corvina is owned jointly by Gamay and certain senior executives of the Virgin Group. Gamay is a wholly owned subsidiary of VGHL. VGHL is jointly owned by Richard Branson, Cougar, Plough, the DB Trusts and the RBC Trusts, none of whom holds a controlling interest in VGHL. The principal beneficiaries of the DB Trusts and the RBC Trusts are Richard Branson and certain members of his family (the “Beneficiaries”). The Reporting Persons’ ability to vote and dispose of shares of Class A Common Stock is subject to the terms of the Amended and Restated Stockholders’ Agreement. Additionally, pursuant to the Amended and Restated Stockholders’ Agreement, the Reporting Persons have shared voting power over the securities of the Issuer held by Sprint, SK Telecom and Helio, Inc. as described in paragraph 2 above. To the knowledge of the Reporting Persons, none of the Covered Persons beneficially owns, directly or indirectly, any shares of the Issuer’s Class A Common Stock. The information set forth in Item 6 is also incorporated by reference into this Item 5.

(c) On October 16, 2007, an aggregate of 15,999 Restricted Stock Units was granted to directors of the Issuer who are employed by the Virgin Group in connection with the Issuer’s regular director compensation arrangements. The Reporting Persons other than Cortaire may have an interest in such Restricted Stock Units pursuant to arrangements between the Virgin Group and such directors. Each Reporting Person disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein and the inclusion of the securities in this report shall not be deemed an admission of beneficial ownership of all of such securities for purposes of Section 16 or any other purpose. The Restricted Stock Units vest 25% on October 10, 2008, 25% on October 10, 2009, 25% on October 10, 2010 and 25% on October 10, 2011. In connection with the vesting of 25% of the Restricted Stock Units on October 10, 2008 and pursuant to arrangements between the Virgin Group and such directors, Corvina purchased from the directors the shares deliverable upon such vesting for $0.92 per share. There have been no other transactions effected with respect to shares of Class A Common Stock during the past 60 days by any of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the Covered Persons).

(d) The Trusts are ultimately controlled by DBTSGL and RBC Trustees, respectively, for the benefit of their beneficiaries. The trustees are trust companies which have the right to indirectly participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the benefit of their respective beneficiaries in accordance with their respective trust agreements (the “Shares”). The principal beneficiaries of the Trusts include the Beneficiaries. The Beneficiaries have the right to indirectly participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for their benefit in accordance with their respective trust agreements. The Reporting Persons affirm that, except as otherwise stated in this Item 5(d), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. DBTSGL and RBC Trustees have no power as the trustees of the Trusts to receive or to direct the receipt of dividends from, or the proceeds of sale of, the Shares except in accordance with the terms of the Trusts.

(e) Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

2007 Plan Voting Agreement

On December 4, 2008, the Issuer entered into a voting agreement with SK Telecom. On December 9, 2008, the Issuer entered into additional, separate voting agreements with each of Corvina and Sprint. Under the terms of the respective agreements, in connection with the proposed amendment to the Issuer’s 2007 Omnibus Incentive Compensation Plan to increase the number of shares of Class A common stock available for issuance thereunder by 5,000,000 shares (the “2007 Plan Proposal”), each of

Corvina, Sprint and SK Telecom agree to vote at any meeting of the stockholders of the Issuer at a meeting called therefor, all shares of Class A Common Stock of the Issuer (and all other equity securities of Issuer entitled to vote thereon) beneficially owned by it in favor of the approval of the 2007 Plan Proposal. Corvina’s commitment to vote in favor of the 2007 Plan Proposal is conditioned on the majority of the directors on the Board of Directors of the Issuer continuing to recommend to the Issuer’s stockholders that they approve the 2007 Plan Proposal at the time of such meeting.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.9 —	2007 Plan Voting Agreement, dated December 9, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 11, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corvina Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel as Alternate Director to Frank Dearie
Title:	Alternate Director

Cortaire Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel as Alternate Director to Frank Dearie
Title:	Alternate Director

Gamay Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel as Alternate Director to Frank Dearie
Title:	Alternate Director

Virgin Group Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel as Alternate Director to Frank Dearie
Title:	Alternate Director

/s/ Sir Richard Branson
Sir Richard Branson

Cougar Investments Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Director

Plough Investments Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Director

Deutsche Bank Trustee Services (Guernsey) Limited

By:	/s/ Alison Jane Renouf /s/ Tracy Ann Martel
Name:	Alison Jane Renouf
Tracy Ann Martel
Title:	Authorized Signatories

RBC Trustees (CI) Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Authorized Signatory

Dated: December 15, 2008

Exhibit Index

Exhibit	Description
Exhibit 99.9	2007 Plan Voting Agreement, dated December 9, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 11, 2008)

Annex A of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Annex A

Business Address and Principal Business of the Reporting Persons

Name	Business Address	Principal Business
Corvina Holdings Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Investment holding company

Cortaire Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Investment holding company

Gamay Holdings Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Investment holding company

Virgin Group Holdings Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Investment holding company

Sir Richard Branson	Richard’s House, PO Box 1091, The Valley, Virgin Gorda, Necker Island, British Virgin Islands	President of the Virgin Group

Cougar Investments Limited	St. Paul’s Gate, New Street, St. Helier, Jersey, JE4 8ZP	Investment holding company

Plough Investments Limited	St. Paul’s Gate, New Street, St. Helier, Jersey, JE4 8ZP	Investment holding company

Deutsche Bank Trustee Services (Guernsey) Limited	Lefebvre Court, Lefebvre Street, St. Peter Port, Guernsey, GY1 3WT	Provision of trust services

RBC Trustees (CI) Limited	La Motte Chambers, St. Helier, Jersey, JE1 1BJ	Provision of trust services

Annex B of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Annex B

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Ian Keith Cuming Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Cortaire Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Ian Keith Cuming Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Gamay Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Ian Keith Cuming Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Frank Dearie	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Ian Keith Cuming Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Trust Director	Lefebvre Court	UK
Lefebvre Street
St Peter Port
Guernsey GY1 3WT

Nicola Margetts	Trust Director	Lefebvre Court	UK
Lefebvre Street
St Peter Port
Guernsey GY1 3WT

David Lloyd	Trust Director	Lefebvre Court	UK
Lefebvre Street
St Peter Port
Guernsey GY1 3WT

Adaliz Lavarello	Trust Director	Lefebvre Court	Guernsey
Alternate Director to		Lefebvre Street
David Lloyd		St Peter Port
Guernsey GY1 3WT

Tracy Martel	Trust Manager	Lefebvre Court	Guernsey
Alternate Director to		Lefebvre Street
Nicola Margetts		St Peter Port
Guernsey GY1 3WT

Elspeth Mahy	Trust Director	Lefebvre Court	Guernsey
Alternate Director to		Lefebvre Street
Alison Jane Renouf		St Peter Port
Guernsey GY1 3WT

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Trust Director	Lefebvre Court	UK
Lefebvre Street
St Peter Port
Guernsey GY1 3WT

Nicola Margetts	Trust Director	Lefebvre Court	UK
Lefebvre Street
St Peter Port
Guernsey GY1 3WT

David Lloyd	Trust Director	Lefebvre Court	UK
Lefebvre Street
St Peter Port
Guernsey GY1 3WT

Adaliz Lavarello	Trust Director	Lefebvre Court	Guernsey
Alternate Director to		Lefebvre Street
David Lloyd		St Peter Port
Guernsey GY1 3WT

Tracy Martel	Trust Manager	Lefebvre Court	Guernsey
Alternate Director to		Lefebvre Street
Nicola Margetts		St Peter Port
Guernsey GY1 3WT

Elspeth Mahy	Trust Director	Lefebvre Court	Guernsey
Alternate Director to		Lefebvre Street
Alison Jane Renouf		St Peter Port
Guernsey GY1 3WT

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
A Brian Conway	Banker	Lefebvre Court	Canada
Lefebvre Street
St Peter Port
Guernsey GY1 3WT

Martin R C Boyde	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola J Margetts	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Sharon O’Callaghan Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Michael Preston Alternate Director to Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Wayne David Martel	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of RBC Trustees (CI) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Graham Arthur Huelin	Trust Director	19-21 Bath Street, St Helier, Jersey C.I. JE1 8PB	UK

Lindsay Jane Ozanne	Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Geraldine Mary O’Rourke	Client Services Director	19-21 Bath Street, St Helier, Jersey C.I. JE1 8PB	Republic of Ireland

Alan George Pearce	Managing Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Stephen Romeril	Managing Director	Le Gallais Chambers, St Helier, Jersey, C.I. JE1 1PB	UK